Exhibit 99.3

ASML Raises Bookings Outlook for Q2 2006

VELDHOVEN, the Netherlands, May 23, 2006 - ASML Holding NV (ASML) today announced that it expects Q2 2006 order entry to be at least 40 percent higher than Q1 2006 net bookings of 62 lithography systems.

ASML expects its Q2 2006 bookings level to be higher than previously disclosed due to strong customer demand for deliveries in Q4 2006 and Q1 2007.

"Our higher than expected Q2 bookings intake further confirms the steady capacity increase need of the semiconductor industry, and the growing market acceptance of ASML technology," said Eric Meurice, president and CEO. "In particular, ASML continues to strengthen its technology leadership through immersion, as customers are starting qualification of our TWINSCAN(tm) XT:1700i's capabilities down to the 45-nanometer node."

In view of the positive outlook of ASML technology and of our customers'

accelerated roadmap needs, we plan to raise Research and Development variable expenses in Q2 2006 to reach a total of EUR 92 million net of credit, an increase of EUR 5 million from previous guidance.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Media Relations Contacts

Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands

Angelique Paulussen - Corporate Communications - +31 40 268 6572 - Veldhoven

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona

Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands